Tin Top Productions LLC

Reviewed Financial Statements

As of December 31, 2025 and for the Period from

July 10, 2025 (Date of Inception) through December 31, 2025

Tin Top Productions LLC

CONTENTS



Etiendem CPA

Etiendem CPA
Certified Public Accountant
11357 Nuckols Rd #2113
Glen Allen, VA 23059

Tel: +1 (804) 807-4602
Email: bmbecha@etiendemcpa.com
Website: www.etiendemcpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member of

Tin Top Productions LLC,

Henrietta, Texas.

I have reviewed the accompanying financial statements of Tin Top Productions LLC, which comprise the balance sheet as of December 31, 2025, and the related income statement, statement of changes in members' deficit, and cash flows from July 10, 2025 (date of inception) to December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of the Company and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Glen Allen, VA
May 11, 2026

TIN TOP PRODUCTIONS LLC
Balance Sheet
As of December 31, 2025

	FY 2025
ASSETS	
Current Assets	
Cash and cash equivalents	$1,609
Total current assets	*1,609*
Noncurrent Assets	
Property and equipment, gross	19,978
Less: accumulated depreciation	(972)
Property and equipment, net	*19,006*
Total noncurrent assets	*19,006*
Total assets	**$20,615**
LIABILITIES AND MEMBERS' DEFICIT	
Current Liabilities	
Accounts payable	$0
Accrued liabilities	0
Total current liabilities	*0*
Noncurrent Liabilities	
Revenue-share notes payable	86,778
Total noncurrent liabilities	*86,778*
Members' Deficit	
Members' contributions	1,245
Accumulated deficit	(67,407)
Total members' deficit	*(66,162)*
Total liabilities and members' deficit	**$20,615**

The Notes to the Financial Statements are an integral part of these statements.

TIN TOP PRODUCTIONS LLC

Income Statement and Statement of Changes in Members' Deficit

For the period from July 10, 2025 (date of inception) to December 31, 2025

Revenue	$0
Operating Expenses	
Production costs	64,834
Depreciation expense	972
General and administrative	1,614
Total operating expenses	*67,420*
Operating loss	*(67,420)*
Other Income	
Other income	12
Total other income	*12*
Net loss before income taxes	(67,408)
Income taxes	0
Net loss	**$(67,408)**

Statement of Changes in Members' Deficit

Members' equity, beginning of period	$0
Members' contributions	1,245
Net loss	(67,408)
Members' deficit, end of period	**$(66,162)**

The Notes to the Financial Statements are an integral part of these statements.

TIN TOP PRODUCTIONS LLC

Statement of Cash Flows

For the period from July 10, 2025 (date of inception) to December 31, 2025

OPERATING ACTIVITIES

Net loss	$(67,408)
Adjustments to reconcile net loss to cash used in operations:	
Depreciation expense	972
Net cash used in operating activities	*(66,436)*

INVESTING ACTIVITIES

Purchases of production equipment	(19,978)
Net cash used in investing activities	*(19,978)*

FINANCING ACTIVITIES

Proceeds from members' contributions	1,245
Proceeds from Reg CF revenue-share notes (net of platform fees)	86,778
Net cash provided by financing activities	*88,023*

Net change in cash	1,609
Cash, beginning of period	0
Cash, end of period	**$1,609**

SUPPLEMENTAL DISCLOSURES

Cash paid for interest	$0
Cash paid for income taxes	0
Non-cash: WeFunder platform fees withheld from gross raise	$7,443

The Notes to the Financial Statements are an integral part of these statements.

TIN TOP PRODUCTIONS LLC

Notes to the Financial Statements

1. Nature of Operations

Tin Top Productions LLC (the Company) was formed on July 10, 2025 under the laws of the State of Texas as a single-member limited liability company. The Company's primary purpose is to develop, produce, market, and distribute the television series Tin Top, a modern Western drama series. Principal photography commenced in September 2025 in Henrietta, Texas. The Company is in the development and pre-revenue stage; the series is expected to be released for transactional video-on-demand (TVOD) distribution beginning in late 2026 through HORSEpro.tv (a related-party streaming platform — see Note 7) and subsequently through additional digital channels.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit with financial institutions and currency on hand for on-location filming petty cash. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2025, no cash equivalents were held.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years, with no salvage value, and is prorated on a daily basis from the date the asset is placed in service. The Company's capitalization threshold is $5,000; expenditures below this threshold are charged to operations as incurred. Where related items are acquired from the same vendor on the same date and function as a single integrated production package, the Company aggregates the cost of those items and applies the $5,000 threshold to the aggregated package.

Production Costs

Production costs related to the development of the Tin Top television series — including talent, equipment rental, set design, sound and audio production, and related supplies — are expensed as incurred. Management has determined that the criteria for capitalization to film inventory under ASC 926-20 (Entertainment — Films) are not met at December 31, 2025 because the Company has not entered into commercial distribution arrangements and the recoverability of production costs from estimated future revenues cannot be reasonably determined at this stage. Accordingly, all production costs are charged to operations as incurred.

During the period, the Company acquired livestock (cattle) totaling $12,762.00 for use as on-screen background in the production. Following use, certain livestock was sold to a third party (4 Cattle Feeders, LLC) on November 7, 2025 for cash proceeds of $6,750.00. Because the livestock was acquired, used, and disposed of within the same production activity and the Company is not in the business of buying and selling livestock, the sale proceeds were credited against the related livestock acquisition costs. The net cost of $6,012.00 (along with $350.00 of related-party livestock lease costs — see Note 7) is included in production costs in the accompanying income statement. No gain or loss is presented separately because the proceeds did not exceed the costs incurred.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606 upon the release and distribution of episodes via TVOD platforms. No revenue was recognized during the period from inception to December 31, 2025.

Income Taxes

The Company is treated as a disregarded entity for U.S. federal income tax purposes. Accordingly, all items of income and expense flow through to the sole member and are reported on the member's individual income tax return. The Company is subject to the Texas Franchise (Margin) Tax; for the 2026 Texas Franchise Tax report, the Company expects to owe no franchise tax because its annualized revenue is below the no-tax-due threshold ($2.47 million for the 2025 report year and $2.65 million for the 2026 report year). The Company is required to file the applicable Public Information Report or Ownership Information Report by May 15, 2026.

3. Property and Equipment

Property and equipment as of December 31, 2025 consist of the following:

Production equipment — $19,978.00 Less: accumulated depreciation — (971.57) Property and equipment, net — $19,006.43

Depreciation expense for the period was $971.57.

Property and equipment consists of two camera/drone packages acquired during 2025: (a) a Sony FX9 cinema camera placed in service on September 25, 2025 ($5,000.00); and (b) a DJI Zenmuse drone/gimbal camera package placed in service on October 6, 2025 ($14,978.00). Both assets are being depreciated using the straight-line method over a five-year estimated useful life.

4. Revenue-Share Notes Payable (Reg CF)

On September 22, 2025, the Company received net proceeds of $86,777.55 from a Regulation Crowdfunding offering conducted through WeFunder Portal LLC. Gross subscriptions of $94,221.00 were reduced by intermediary platform fees of $7,443.45 (7.9% of gross). The instrument issued to investors is a revenue-share promissory note with the following key terms:

- The Company will pay 25% of quarterly revenues to noteholders pro rata until cumulative payments equal 120% of the original principal (1.2× return).

- Following return of principal plus the 20% premium, noteholders are entitled to 50% of net profits for the life of the series, allocated pro rata based on each investor's percentage of the total Reg CF principal raised.

- The notes are secured by the assets of the Company.

- There is no fixed maturity date.

Because the instrument requires the Company to transfer assets to the noteholders to satisfy a 120% repayment obligation that is not solely within the Company's control and is secured by Company assets, the instrument has been classified as a long-term liability in accordance with ASC 470. The 20% premium will be accreted to interest expense using the effective-interest method beginning when the timing and amount of repayment can be reasonably estimated. Subsequent to year-end, on January 9, 2026, the Company received an additional $15,601.74

in net proceeds from the second WeFunder withdrawal (gross $16,940.00, fees $1,338.26). See Note 8.

5. Members' Deficit

The Company has one sole member, Shaina Zollman, who holds 100% of the membership interests. During the period from inception to December 31, 2025, the sole member made cash contributions totaling $1,245.13. No distributions were made during the period. The Reg CF noteholders described in Note 4 hold debt instruments and do not hold membership interests.

6. Concentrations and Liquidity

At December 31, 2025, the Company had cash of $1,608.87 against operating cash usage of approximately $66,400 for the period (less than one month of operating runway at the year-end run rate). Subsequent to year-end, the Company received an additional $15,601.74 in Reg CF proceeds in January 2026 and has $23,750 of investor subscriptions held in escrow expected to be released in May 2026. Management has prepared a 2026 monthly cash flow forecast (see Note 9) projecting that anticipated additional Reg CF capital raises and revenue commencing in November 2026 will provide sufficient liquidity to meet obligations as they come due. Management has evaluated the Company's ability to continue as a going concern for one year from the date these financial statements are available to be issued and concluded that substantial doubt does not exist, based on its planned capital raises and the ability to defer or reduce production expenditures if necessary.

7. Related-Party Transactions

Horse Pro LLC is a separate Texas limited liability company that is also wholly owned by Shaina Zollman, the sole member of Tin Top Productions LLC. Horse Pro LLC operates the HORSEpro.tv streaming platform on which the Tin Top series is expected to first be distributed.

During the period from inception to December 31, 2025, the Company paid $8,670.15 to Horse Pro LLC for production services as follows:

Producer services (September 25, 2025) — $7,220.15 Lease of livestock (calves) (October 16, 2025) — 350.00 Production services (October 28, 2025) — 600.00 Set design / room remodel (November 3, 2025) — 500.00 Total — $8,670.15

The operations of both entities are run from the sole member's residence in Henrietta, Texas. There were no amounts owed to or from Horse Pro LLC at December 31, 2025. A formal distribution agreement between the Company and Horse Pro LLC for the Tin Top series had not been executed at December 31, 2025; management expects to execute such an agreement before the planned commencement of distribution. The Company has not granted any guarantees or pledged collateral to or for the benefit of Horse Pro LLC.

8. Subsequent Events

Management has evaluated subsequent events through May 11, 2026, the date these financial statements were available to be issued. The following subsequent events were noted:

- On January 9, 2026, the Company received an additional $15,601.74 in net Reg CF proceeds from a second WeFunder withdrawal (gross $16,940.00, fees $1,338.26).

- The originally planned Spring 2026 release date for the Tin Top series will not be met. Management currently expects principal photography on Episodes 4 through 6 to occur from May through September 2026, with episode releases commencing in November 2026.

- At year-end, $23,750 in additional investor subscriptions remained in WeFunder escrow, which management expects to be released in May 2026.

- The Company has not received any communications from regulators, taxing authorities, the SEC, FINRA, or WeFunder regarding noncompliance with laws or regulations. Under

SEC Rule 202 of Regulation Crowdfunding, an issuer that has sold securities in a Reg CF offering is required to file Form C-AR (annual report) no later than 120 days after the end of the fiscal year covered by the report. Management is in the process of preparing the FY2025 Form C-AR and will work with WeFunder Portal LLC and, if necessary, securities counsel to ensure the filing is made within the time period required by Rule 202.

- There are no pending or threatened litigation, claims, or assessments.

- Prior to year-end, the Company had preliminary, non-binding discussions with certain on-screen talent and musicians regarding potential deferred profit-sharing arrangements in connection with future episode production. No final terms had been agreed and no arrangements had been documented in writing as of December 31, 2025. The Company expects to negotiate and document specific arrangements during 2026.

- Management intends to file Form 2553 with the Internal Revenue Service during 2026 to elect S Corporation tax classification for U.S. federal income tax purposes. As of the date these financial statements are available to be issued, Form 2553 had not been filed with or accepted by the Internal Revenue Service. If and when the election becomes effective, the Company's federal income tax classification will change prospectively from a disregarded entity to an S Corporation; under either classification, federal income taxes generally pass through to the sole member.

9. Commitments and Contingencies

Commitments. The Company expects to incur production costs of approximately $12,000 per episode for Episodes 4 through 6 during the May–September 2026 production window, funded principally through the planned release of $23,750 in escrowed Reg CF subscriptions and additional crowdfunding capital raises (see Note 6). No formal commitments to vendors had been entered into at December 31, 2025.

Distribution. As described in Note 7, the Tin Top series is expected to be distributed initially through HORSEpro.tv (operated by Horse Pro LLC, a related party). A written distribution agreement had not been executed as of the date these financial statements were available to be issued.

Contingencies. There were no pending or threatened litigation, claims, or assessments at December 31, 2025.